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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             January                       , 2001
                ------------------------------------------

                         Frontline Ltd.
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         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F ___X___        Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _______             No   ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of an announcement of Frontline
Ltd. (the "Company"), dated January 3, 2001.



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                            Exhibit I

FRO: Mandatory notification of trade

Frontline has through market purchases executed 3 January 2001 bought back 257,300 of the Company's common shares. The shares have been bought back at a price of NOK 109.82.

Total number of outstanding shares after this is 77,811,511. The shares have been acquired in accordance with the Board authorization to buy shares. Including the mentioned transaction
1,979,145 shares have been acquired within a total of 2,500,000 authorized.


Hamilton, Bermuda
3 January, 2001

Contact person: Tom E. Jebsen, +47 23 11 40 00




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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                  ------------------------------
                                       (Registrant)



Date  January 4, 2001        By   /s/ Kate Blankenship
      -----------------           ------------------------------
                                       Kate Blankenship
                                       Secretary


































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